Rider No. 16

Effective date of this rider:  12:01 a.m. on July 1, 2011
To be attached to and form part of Bond Number: MNN761464/01/2011
Issued to:  Burnham Investors Trust
                    Burnham Fund
    Burnham Financial Services Fund
    Burnham Financial Industries Fund
By: Axis Insurance Company

MANUSCRIPT RIDER

THIS RIDER CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

In consideration of the premium charged, it is agreed that:

1.	Item 1 of the Declarations page, Name of Insured (herein called Insured), is amended to include the following:

Burnham U.S. Government Money Market Fund
Burnham Asset Management

All other provisions remain unchanged.

                           /s/ Paul Ma

                           Authorized Representative

   November 14, 2011

   Date

Endorsement No. 17

Effective date of this rider:  12:01 a.m. on July 31, 2012
To be attached to and form part of Bond Number: MNN761464/01/2011
Issued to:  Burnham Investors Trust
                    Burnham Fund
    Burnham Financial Services Fund
    Burnham Financial Industries Fund
    Burnham U.S. Government Money Market Fund
    Burnham Asset Management
By: Axis Insurance Company

POLICY PERIOD EXTENSION ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

In consideration of an additional premium of $554, it is agreed that Item 2. Policy Period of the Declarations is deleted and amended to read in its entirety as follows:

Item 2.  Policy Period:
From 12:01 AM (Local time at the address stated in Item 1.) on July 1, 2011
To 12:01 AM (Local time at the address stated in Item 1.) on August 15, 2012

It is further understood and agreed that the Limits of Liability for the Policy Period set forth above shall remain unchanged and that this extension of the Policy Period shall not operate in any way to increase the Limits of Liability as stated in Item 3. of the Declarations.

All other provisions remain unchanged.

/s/Paul Ma

Authorized Representative

June 27, 2012

Date

MU 1033 (Ed. 2/2003)                                                      Page  of [1] Printed in USA